		Exhibit 12
TELEPHONE AND DATA SYSTEMS, INC. RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine Months Ended
	September 30,
	2013	2012
(Dollars in thousands)
EARNINGS:
Income before income taxes (1)	$304,388	$249,282
Add (deduct):
Equity in earnings of unconsolidated entities	(100,303)	(73,796)
Distributions from unconsolidated entities	51,879	45,558
Amortization of capitalized interest	2,604	1,220
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(5,839)	(18,072)
	252,729	204,192
Add fixed charges:
Consolidated interest expense (2)	73,208	68,100
Interest portion (1/3) of consolidated rent expense	38,201	42,541
	$364,138	$314,833

FIXED CHARGES:
Consolidated interest expense (2)	$73,208	$68,100
Capitalized interest	17,029	15,242
Interest portion (1/3) of consolidated rent expense	38,201	42,541
	$128,438	$125,883

RATIO OF EARNINGS TO FIXED CHARGES	2.84	2.50

Tax-effected preferred dividends	$40	$57
Fixed charges	128,438	125,883
Fixed charges and preferred dividends	$128,478	$125,940

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.83	2.50

(1)	Includes gain on sale of business and other exit costs, net of $297.6 million and $4.1 million in 2013 and 2012, respectively.
(2)	Interest expense on income tax contingencies is not included in fixed charges.